FICC Structured Flow Group Phone: +1 (203) 719 1515 Email: OL-SFX-US@ubs.com www.ubs.com	UBS Investment Bank 677 Washington Boulevard Stamford CT 06901 UBS Investment Bank is a business group of UBS AG

  UBS V10 Currency Index with Volatility Cap
Monthly Performance Report – November 2010

●	Eurozone crisis returns as Ireland seeks aid

●	QE2 sails with a timid wake and EM tightening fears hit commodity bloc

●	With its long carry position, the V10 Index registered an excess return of -1.19% at month-end.

Index Description

The UBS V10 Currency Index with Volatility Cap (“V10 Strategy”, "Index" or “V10”) is a proprietary index, developed and sponsored by UBS AG (the “Index Sponsor”) that measures the performance of a notional algorithmic trading strategy designed to identify and exploit trends in G10 foreign exchange forward rates. Index levels are published daily on Bloomberg (symbol: UBFSV10V).

The trading strategy identifies the 3 highest yielding G10 currencies and the 3 lowest yielding G10 currencies and notionally goes long or short, using foreign exchange forward contracts with tenors up to six months. In lower volatility environments, this trading strategy goes long the highest yielding G10 currencies and short the lowest yielding G10 currencies, which is commonly referred to as the Carry Trade. In higher volatility environments, the strategy reverses this Carry Trade, commonly referred to as a Reverse Carry Trade. The selection of the currencies and the direction of the Carry Trade are rules-based and are determined on a daily basis.

Under normal market conditions, the Index allocates 100% to the trading strategy. However, if the trading strategy experiences historical volatility above a certain defined level, the Index will reduce its allocation to the trading strategy below 100%.

Performance Influencing Factors

The run-up to November was dominated by expectations of a fresh round of quantitative easing. Risk assets rallied and emerging market central banks openly expressed unease at the prospect of a sudden torrent of liquidity. However, because so much information was communicated in advance, the currency market priced in everything they could and swiftly moved on. After a six-month hiatus the Eurozone sovereign debt crisis returned to the front and centre of market focus and despite several weeks of denials, Ireland finally succumbed and applied for an official bailout by its European Union partners. But unlike earlier in the year, this would only mark the beginning of the Eurozone troubles as the situation has not materially improved into year-end.The table opposite illustrates how the high and low yielding G10 currencies faired against the USD over the month.

Source: UBS Research

AUD	-2.35%
While growth continues to stall in Australia, policymakers are refraining from talking down the currency. After a 25bp hike in November, policymakers indicated that further rate hikes are unlikely in near-future.

NZD	-2.87%	New Zealand continues to under-perform and an RBNZ outlook downgrade is testament to the underlying weaknesses in the economy.
NOK	-5.44%
Employment data did improve in November however, and the unemployment rate dropped from its recent highs to 6.4%. NOK was exposed to volatile trading flows during November, as the heightened concerns over the European periphery led to frequent liquidity flight out of the Scandies.

CHF	-1.92%
Norwegian GDP provided a poor reading, although this was primarily due to oil prices. The recovery in Switzerland appears to be fairly stable as the majority of data releases came in broadly inline with expectations and prior figures. However, latest Eurozone fears helped dollar overshadow the growth in CHF.

JPY	-3.83%
Japan took a back seat in November. USDJPY ended the month challenging the 84.00 level, the MoF and BoJ were keen to talk up the chances of intervention, if only to sustain further momentum to the upside. The main reason behind the JPY move is largely due to the move in US yields.

USD	NA
November was a strong month for the dollar as it strengthened versus the rest of the G10 USD NA currencies and we could see this pattern of better domestic data and worsening external factors continue into year-end.

*All performance against USD

V10 Index Behaviour
Throughout the month, the V10 Currency Index remained in the long carry position, i.e. was long the high yielding currencies and short the low yielding currencies. V10 registered a loss of 1.19% by month end. Meanwhile, S&P excess return for the month was 0.00%. The performance since inception on 06 May 2009 has been 2.22%.

Graph 1: V10 and S&P 500 performance in November 2010

Source: UBS Investment Bank. Note: For illustration purposes only;
SPXT excess return calculated by subtracting 3 month US Treasury Bill rate from the index return on a daily basis

Past performance is not an indication of future performance.

29 Oct – 30 Nov	High- yielding currencies: AUD, NZD, NOK Low-yielding currencies: CHF, JPY, USD

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FICC Structured Flow Group Phone: +1 (203) 719 1515 Email: OL-SFX-US@ubs.com www.ubs.com	UBS Investment Bank 677 Washington Boulevard Stamford CT 06901 UBS Investment Bank is a business group of UBS AG

Hypothetical and actual Index performance
The following table/graphs show the performance of the Index, the periods of Reverse Carry Trade, the 65-day historical volatility and the volatility filter from Jan 1, 2000 through Nov 30, 2010. Because the Index was only created on May 6, 2009, the Index Sponsor, who is also the issuer of structured products and securities linked to the Index (“Issuer”), has retrospectively calculated the hypothetical levels of the Index, the hypothetical periods of Reverse Carry Trade, the hypothetical 65-day historical volatility and the volatility filter levels on all dates prior to its inception based on actual historical interest rates and forward exchange rates and implied volatilities for the currencies in the Index. Although the Issuer believes that this retrospective calculation represents accurately and fairly how the Index would have performed from Jan 1, 2000 through May 6, 2009 the Index did not, in fact, exist during that period.
Certain assumptions were made in performing the retrospective calculation that may have affected the Index’s hypothetical performance for this period.

The historical level, the periods of Reverse Carry Trade, volatility of the Index and volatility filter levels should not be taken as an indication of future performance, and no assurance can be given as to the Index level on any given date.

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
2000	1.5%	1.4%	0.6%	2.3%	2.2%	0.8%	1.3%	-0.9%	-2.8%	-2.2%	2.5%	1.6%	8.4%
2001	2.3%	0.4%	2.0%	0.5%	-0.6%	1.7%	0.6%	1.5%	4.6%	2.1%	2.3%	1.8%	20.6%
2002	1.5%	1.4%	2.6%	0.4%	4.3%	1.9%	2.9%	3.1%	1.2%	2.4%	2.1%	0.8%	27.5%
2003	3.4%	0.8%	-0.6%	3.5%	3.4%	1.1%	-0.9%	0.9%	0.1%	1.8%	1.5%	1.8%	18.0%
2004	0.3%	1.2%	2.7%	3.4%	6.4%	0.9%	2.1%	0.3%	2.6%	-1.5%	0.4%	0.7%	21.1%
2005	2.5%	1.3%	0.7%	1.1%	-0.3%	2.3%	-0.8%	-0.4%	2.6%	1.9%	1.4%	-2.3%	10.1%
2006	0.7%	0.3%	-3.3%	-2.4%	2.8%	1.5%	2.2%	3.4%	0.5%	1.6%	-1.6%	3.1%	8.8%
2007	1.0%	0.4%	1.5%	1.9%	2.0%	3.2%	-1.0%	3.2%	1.4%	-4.8%	3.9%	-4.3%	8.3%
2008	3.0%	-0.4%	1.6%	-1.7%	1.7%	-0.8%	-0.2%	-3.7%	3.6%	10.7%	3.3%	3.8%	22.1%
2009	2.8%	-5.4%	8.6%	1.4%	3.6%	3.1%	-0.5%	0.9%	2.3%	2.8%	-3.0%	3.0%	20.6%
2010	-0.2%	-1.1%	2.8%	2.9%	-5.4%	-8.9%	2.3%	-4.7%	7.0%	-0.8%	-1.2%		-8.0%

Notes: YTD percentage return for 2010, not annualized
Source: UBS Investment Bank

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FICC Structured Flow Group Phone: +1 (203) 719 1515 Email: OL-SFX-US@ubs.com www.ubs.com	UBS Investment Bank 677 Washington Boulevard Stamford CT 06901 UBS Investment Bank is a business group of UBS AG

Actual performance of products linked to the V10 Currency Index

The following table shows current V10-linked offerings and their respective performance in November 2010

Historical price levels are indicative. Past performance should not be taken as an indication of future performance, and no assurance can be given as to the performance of any product on any given day.

Products and their monthly performance
ISIN	Product Description	Trade Date	Expiry Date	Sep-10	Oct-10	Nov-10	Total Return[1]
US9026616022	Performance Securities, 115%	23-Dec-09	24-Dec-12	9.30	9.06	9.03	-9.7%
US9026616857	Performance Securities, 115%	04-Jan-10	03-Jan-13	8.88	8.85	8.67	-13.3%
US9026617012	Performance Securities, 115%	26-Jan-10	24-Jan-13	9.42	9.25	9.09	-9.1%
US9026617764	Performance Securities, 115%	23-Feb-10	25-Feb-13	9.63	9.38	9.25	-7.5%
US9026618184	Performance Securities, 110%	26-Mar-10	25-Mar-13	9.58	9.38	9.15	-8.5%
US9026618424	Performance Securities, 108%	27-Apr-10	25-Apr-13	9.34	9.19	8.99	-10.1%
US9026618838	Performance Securities, 109%	25-May-10	22-May-13	9.48	9.37	9.21	-7.9%
US9026691421	Performance Securities, 108%	25-Jun-10	25-Jun-13	10.42	10.24	10.07	0.7%

1) Total return in the above table is calculated relative to the public issuance price, and is not annualized
Source: UBS Investment Bank. Price data taken from UBS internal systems

Disclaimer
This publication is issued by UBS AG or an affiliate thereof (“UBS”).

Product of a sales/trading desk and not the Research Dept. Opinions expressed may differ from those of other divisions of UBS, including Research. UBS may trade as principal in instruments identified herein and may accumulate/have accumulated a long/short position in instruments or derivatives thereof. UBS has policies designed to manage conflicts of interest. This distribution is not an official confirmation of terms and unless stated, is not a personal recommendation, offer or solicitation to buy or sell. Any prices or quotations contained herein are indicative only and not for valuation purposes. Communications may be monitored.

Statement of Risk
Options, structured derivative products and futures are not suitable for all investors, and trading in these instruments is considered risky and may be appropriate only for sophisticated investors. Past performance is not necessarily indicative of future results. Various theoretical explanations of the risks associated with these instruments have been published. Prior to buying or selling a structured product, and for the complete risks relating to such products, you may receive documentation describing an investment and the risk considerations associated therewith.

Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer and a member of the Securities Investor Protection Corporation (SIPC). (http://www.sipc.org/). An investment in any UBS issued security linked to the UBS V10 Currency Index with Volatility Cap involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS V10 Currency Index with Volatility Cap. Any UBS security linked to the UBS V10 Currency Index with Volatility Cap will be sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement, related to the UBS V10 Currency Index with Volatility Cap) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest in any UBS security linked to the Index, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-800-722 7270). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the unauthorized redistribution of this material and accepts no liability whatsoever for the unauthorized actions of third parties in this respect.

© UBS 2010.  The key symbol and UBS are among the registered and unregistered trademarks of UBS.  All rights reserved.  UBS assumes sole responsibility for this marketing material, which has not been reviewed by Bloomberg. All other trademarks, registered trademarks, service marks and registered service marks are of their respective companies.

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